Exhibit 99.03

19 November 2007

Group management changes

Andrew Mackenzie has advised that he is leaving Rio Tinto to take up a position with BHP Billiton effective in November 2008.  As a result the following changes will take effect immediately.

Preston Chiaro, chief executive, Energy will assume responsibility for the Industrial Minerals portfolio. Gary Goldberg, president and CEO, Rio Tinto Minerals, Harry Kenyon-Slaney, managing director, Rio Tinto Iron & Titanium, and Ken Haddow, general manager, Industrial Minerals Business Development, will report to Preston.  Preston will also take on country management responsibility for South Africa.

Diamonds reports to Bret Clayton, chief executive, Copper. Bill Champion, managing director, Rio Tinto Diamonds, will report to Bret.

The Argyle underground project and the QMM project in Madagascar will report to Grant Thorne, Group executive, Technology & Innovation.